*PW



10032339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2011 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66812 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

N.A. Investcorp LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 38th Floor
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosemary Burns (212) 425-7790
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

| 100 Park Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



PW

## OATH OR AFFIRMATION

I, Brian J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________



Signature

Chief Operating Officer

Title



Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC, State Of New York
NO. 01DU6083816
Qualified In Queens County
Commission Expires Mar. 06, 20 11

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Registered Accountants' Report

To the Board of Directors and Member of
N.A. Investcorp LLC

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

September 29, 2010

New York, New York

# N.A. Investcorp LLC

## Statement of Financial Condition

*June 30, 2010*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 4,523,062 |
| Cash held at affiliate | 9,125,000 |
| Fees receivable | 5,115,941 |
| **Total assets** | **$18,764,003** |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Due to affiliate | $ 1,983,525 |
| Accrued liabilities | 51,429 |
| **Total liabilities** | **2,034,954** |
| **Member's equity** | **16,729,049** |
| **Total liabilities and member's equity** | **$18,764,003** |

*See accompanying notes to statement of financial condition.*

**1. Organization**

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company operates pursuant to the exemption in SEC Rule 15c3-3 (k)(2)(i).

**2. Significant Accounting Policies**

*Cash and Cash Equivalents*

The Company maintains its cash balance at a global financial institution. At times, the amount on deposit exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

*Income Taxes*

No income tax provision has been made in the accompanying financial statement since the Member is required to report the Company's income (loss) in its corporate income tax return.

*Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results may differ from these estimates.

## 3. Related Party Transactions

*Cash Held at Affiliate*

As of June 30, 2010, the Company has cash deposited at Investcorp Bank B.S.C. ("BSC"), the ultimate holding company, in the amount of $9,125,000. The cash may be withdrawn on demand.

*Management and Expense Sharing and Guaranty Agreement*

The Company entered into a management and expense sharing and guaranty agreement (the "Agreement") with the Parent and Investcorp S.A., an affiliate, on December 20, 2004, as amended, which provides that (1) the Parent assumes and is legally obligated to pay certain operating expenses on behalf of the Company and provides certain administrative services to the Company; (2) the Company assumes and is legally obligated to pay and reflect in its financial statements certain expenses as defined in the Agreement; and (3) the costs associated with the expenses paid for and services provided to the Company by the Parent are absorbed by the Parent. The Company has no obligation to any party for these costs.

At June 30, 2010, due to affiliate amounted to $1,983,525.

*Marketing Agreement*

The Company entered into a marketing agreement with BSC on July 1, 2005, (amended on January 1, 2008), whereby the Company provides marketing services to BSC with respect to share and other interests in funds managed by BSC and other affiliates. The Company is entitled to marketing fees as defined in the agreement. Substantially all of the Company's revenues are provided by BSC.

**4. Regulatory Net Capital Requirements**

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2010, the Company had regulatory net capital of $2,488,108 and a regulatory net capital requirement of $135,664. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.82 to 1 at June 30, 2010.

**5. Subsequent Events**

The Company has evaluated all subsequent events through September 29, 2010, which is the date the statement of financial condition was available to be issued.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Member of
N.A. Investcorp LLC

In planning and performing our audit of the financial statements and supplemental schedules of N.A. Investcorp LLC ("Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.



Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

September 29, 2010

New York, New York


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
SEP 30 2010
193
SECTION

# N.A. Investcorp LLC

## Independent Registered Accountants' Report on Applying Agreed-Upon-Procedures

Year Ended June 30, 2010

The report accompanying these financial statements was issued by BDO USA, LLP, a New York limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.


BDO


N.A. Investcorp LLC

# Independent Registered Accountants' Report on Applying Agreed-Upon Procedures

Year Ended June 30, 2010

# N.A. Investcorp LLC

## Contents



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Registered Accountants' Report

To the Board of Directors and Member
of N.A. Investcorp LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by N.A. Investcorp LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting the following difference:

| | Audited Form X-17A-5 | Form SIPC-7 |
|---|---|---|
| Total Revenue | $5,115,941 | $5,651,652 |

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.



We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

New York, New York

September 29, 2010

# N.A. Investcorp LLC

## Statement of Financial Condition
## (Public Pursuant to Rule 17a-5(e)(3))
June 30, 2010

The report accompanying these financial statements was issued by BDO USA, LLP, a New York limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.


BDO

# N.A. Investcorp LLC



## Statement of Financial Condition
## (Public Pursuant to Rule 17a-5(e)(3))
June 30, 2010

# N.A. Investcorp LLC

## Contents